Exhibit (l)(29)

PURCHASE AGREEMENT

Northern Funds (the “Trust”), a Delaware statutory trust, and Eric K. Schweitzer (the “Purchaser”), hereby agree as follows:

1. The Trust hereby offers the Purchaser and the Purchaser hereby purchases ten shares of the Developed International Small Cap Index Fund (the “Developed International Small Cap Index Shares”) for $10.00 per share. The Trust hereby acknowledges receipt from the Purchaser of funds in full payment for the Developed International Small Cap Index Shares.

2. The Purchaser represents and warrants to the Trust that the Developed International Small Cap Index Shares are being acquired for investment purposes and not with a view to the distribution thereof.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Agreement as of August 8, 2008.

NORTHERN FUNDS

By:	/s/Lloyd Wennlund
Lloyd Wennlund

ERIC K. SCHWEITZER

By:	/s/Eric K. Schweitzer